Exhibit 99.1

KE Holdings Inc. Releases 2025 Environmental, Social and Governance Report

BEIJING, April 24, 2026 (GLOBE NEWSWIRE) -- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today released its 2025 Environmental, Social and Governance report (the “2025 ESG Report”), highlighting Beike’s ongoing efforts to strengthen its governance framework, enhance residential service experiences, empower industry participants through technology, and contribute to a sustainable future for the value chain, all underpinned by its mission of “Admirable service, joyful living.”

Mr. Stanley Yongdong Peng, Co-founder, Chairman of the Board, and Chief Executive Officer of Beike, commented, “The true significance of Beike lies in the responsibility we choose to undertake for society. This requires us to always put consumer value at the core, collaborate with partners across the value chain to foster a virtuous industry cycle, and actively contribute to a more transparent, well-organized, and sustainable industry ecosystem. We believe this is how Beike creates sustainable value for our shareholders.”

Highlights of Beike’s 2025 ESG Achievements:

Strengthening Corporate Governance

Beike continued to reinforce a fair and transparent governance system. The Company incorporated key ESG metrics into executive performance appraisals. Specifically, the remuneration of the Chairman, core management, and key executives is directly linked to climate-related targets, reinforcing accountability for long-term sustainable value creation. In terms of data security, in 2025, Beike’s apps for consumer-end users all obtained authoritative information security certifications from China or international organizations.

Enhancing Service Quality

Beike continued to enhance its consumer protection framework across the service value chain. The Company launched its “3+3” platform-level service commitments for its home transaction services and rolled out transaction fund safety and risk compensation mechanisms in multiple cities. For home renovation and furnishing services, the Company implemented an innovative renovation fund custody model, under which funds are disbursed in installments upon phased acceptance to safeguard customer funds. In 2025, this model was rolled out across 43 cities nationwide, with over 90% of users adopting the custody arrangement.

Professional Development for Service Providers

Beike established a comprehensive and differentiated talent development system, providing agents, store owners, home renovation and home rental service providers with clear career pathways and robust professional capability support, thereby facilitating their professional transformation and value enhancement. In particular, Beike implemented a full-lifecycle training system for Lianjia agents, covering key stages of their career from onboarding and development to targeted upskilling and leadership training, achieving a training coverage rate of over 99% and a total learning duration of more than 2.89 million hours in 2025.

Empowering Services with Technology

Beike leverages technology as a core engine to transform traditional business processes, enhancing customer experience, empowering service providers, and improving overall operational efficiency. For example, in home renovation and furnishing services, through the application of AI-powered BIM design tools, proposal preparation time was reduced to 15 minutes from four hours, significantly improving efficiency and customer satisfaction. In home rental services, the Company launched an AI-powered home-seeking assistant that enhances the rental experience through intelligent matching, AI-generated listing insights, and real-time support.

Low-Carbon Operations and Environmental Management

Beike continued to strengthen its own green and low-carbon management by building an integrated carbon management system with a 95% digitization rate, which supports accurate accounting of greenhouse gas emissions. In addition, the Company established management measures for Lianjia stores to respond to extreme weather events, enhancing emergency response, strengthening operational resilience, and improving business continuity and service stability. In line with new regulations of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Company also disclosed climate scenario analysis and financial impact assessments in its ESG Report.

The Company’s 2025 ESG Report is available in both English and Chinese. To support environmental conservation, it is strongly recommended to use the electronic version, accessible on the Company’s investor relations website at https://investors.ke.com/governance/sustainability.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 24 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
KE Holdings Inc.
Investor Relations
Siting Li
E-mail: ir@ke.com

Piacente Financial Communications
Jenny Cai
Tel: +86-10-6508-0677
E-mail: ke@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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